UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 18 August 2015
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes No X

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Issued by Harmony Gold
Mining Company Limited
For more details contact:
Henrika Ninham
Investor Relations Manager
+27(0) 82 759 1775
Marian van der Walt
Executive: Corporate and Investor
Relations
+27(0) 82 888 1242
Corporate office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000
Listing codes:
JSE: HAR
NYSE: HMY
ISIN no:
ZAE000015228
Registration no: 1950/038232/06
Harmony Gold Mining Company Limited
(Harmony), a world-class gold mining
and exploration company, has
operations and assets in South Africa
and Papua New Guinea. Harmony,
which has more than 60 years’
experience in the industry, is the third
largest gold producer in South Africa.
Our assets include 9 underground
mines and 1 open pit operation and
several surface sources in South Africa.
Our assets in PNG – an open pit mine
(Hidden Valley), as well as the
significant Golpu project – are held in a
joint venture. We also own several
exploration tenements, in Papua New
Guinea.
The company’s primary stock exchange
listing is on the JSE with a secondary
listing on the New York Stock
Exchange. The bulk of our shareholders
are in South Africa and the United
States. Additional information on the
company is available on the corporate
website, www.harmony.co.za.
Harmony’s strategy to grow margins and increase cash flow
Johannesburg: Tuesday, 18 August 2015. Harmony Gold Mining Company
Limited (“Harmony” and/or “the Company”) today announced its fourth quarter and year end results for the financial year 2015 (FY15). Gold production increased by 4%
and gold sold increased by 12% quarter on quarter. Total gold production for the year is 1.08 million ounces. The previous quarter’s headline loss of 60 SA cents (5 US cents) per share was turned into a profit of 44 SA cents
(4 US cents) (including year-end accounting adjustments).
Following Harmony’s annual life-of-mine reassessment, a net loss of R4.5 billion
(US$396 million) was recorded in FY15 due to a total impairment of R3.5 billion
(US$303 million). The impairment of R3 471 million in the June 2015 quarter consists of an impairment of R2 114 million in respect of Hidden Valley, R1 036 million on
Doornkop, R278 million on Phakisa and R43 million on Freddies 9. The impairments are due to the restructuring of operations for profitability and in response to low commodity prices and high operating costs, which resulted in a reduced life of mine.
The Kili Teke prospect is a new exciting copper-gold discovery and drilling to convert the prospect into a new copper-gold resource continues. Kili Teke could well be another Golpu.
“We have restructured each of our operations to ensure that our company is profitable even in a tough gold price environment. Harmony remains a relevant gold player, adding value through job creation, taxes and community upliftment in both South
Africa and Papua New Guinea. Our focus is therefore on increasing our margins – not only through capital curtailment and cost reductions, but most importantly through increasing our production”, said Graham Briggs, chief executive officer.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: August 18, 2015
Harmony Gold Mining Company Limited
By: /s/ Frank Abbott
Name: Frank Abbott
Title: Financial Director